Exhibit 99.2

SECOND AMENDMENT AND LIMITED WAIVER TO CREDIT AGREEMENT

SECOND AMENDMENT AND LIMITED WAIVER TO CREDIT AGREEMENT (this “Second Amendment”), dated as of March 28, 2014, by and among PACIFIC DRILLING S.A., a Luxembourg corporation under the form of a société anonyme (the “Borrower”), the lenders party hereto (each, a “Lender” and, collectively, the “Lenders”), the Issuing Lenders party hereto, and CITIBANK, N.A., as Administrative Agent (in such capacity, the “Administrative Agent”), and solely for purposes of Section III hereof, Pacific Santa Ana (Gibraltar) Limited, a company incorporated under the laws of Gibraltar (the “Pledgor”), and Pacific Santa Ana S.à r.l., a Luxembourg private limited liability company under the form société à responsabilité limitée (the “Issuer”). Unless otherwise indicated, all capitalized terms used herein and not otherwise defined shall have the respective meanings provided such terms in the Credit Agreement referred to below.

W I T N E S S E T H:

WHEREAS, the Borrower, the Lenders from time to time party thereto, and the Administrative Agent are parties to a Credit Agreement, dated as of June 3, 2013, as amended by the First Amendment to Credit Agreement, dated as of October 30, 2013 (as amended, restated, supplemented or otherwise modified, the “Credit Agreement”);

WHEREAS, the Borrower has informed the Administrative Agent that it failed to deliver 15 days’ prior written notice to the Pari Passu Collateral Agent in connection with the change of the Pledgor’s name from Pacific Santa Ana Ltd. to Pacific Santa Ana (Gibraltar) Limited and the redomiciliation of the Pledgor from Liberia to Gibraltar, as required under Section 10.14 of the Credit Agreement;

WHEREAS, in connection with entering into the Credit Agreement, the Pledgor, the Issuer and the Pari Passu Collateral Agent entered into the Share Pledge Agreement, dated as of June 3, 2013 (as amended, restated, supplemented or otherwise modified, the “Pledge Agreement”), pursuant to which the Pledgor pledged all of the Capital Stock of the Issuer to secure the Pari Passu Obligations (as defined in the Intercreditor Agreement);

WHEREAS, subject to the terms and conditions of this Second Amendment, the parties hereto wish to amend certain provisions of the Credit Agreement and the Pledge Agreement as herein provided;

NOW, THEREFORE, it is agreed:

I.	LIMITED WAIVER OF INFORMATION DELIVERY REQUIREMENT AND REPRESENTATION AND WARRANTY.

The Lenders party hereto (which constitute the Required Lenders) hereby waive any Default or Event of Default arising under Sections 11.02 or 11.03 of the Credit Agreement to the extent, and only to the extent, that such Default or Event of Default resulted from the failure of the Borrower to deliver to the Pari Passu Collateral Agent notice with respect to the change of the Pledgor’s name from Pacific Santa Ana Ltd. to Pacific Santa Ana (Gibraltar) Limited and the redomiciliation of the Pledgor from Liberia to Gibraltar, as required under Section 10.14 of the Credit Agreement, or from the representation and warranty made by the Pledgor in Section 4.1(b) of the Pledge Agreement being untrue when made or deemed made due to the Pledgor’s not being incorporated and existing under the laws of Liberia (such Defaults or Events of Default, the “Waived Defaults”). The foregoing waivers are limited and do not affect any other term or condition of the Credit Agreement or any other Credit Document.

II.	AMENDMENTS TO CREDIT AGREEMENT.

1. The definition of “Change of Control” is hereby amended by replacing the reference to “40%” in clause (i) thereof to “50%”;

2. The definition of “Consolidated Net Debt” is hereby amended by replacing the reference to “December 31, 2014” in clause (ii) of the proviso thereof with “September 30, 2015”;

3. The table presented in Section 10.07 of the Credit Agreement is amended to read in its entirety as follows:

Period	Maximum Ratio
December 31, 2013 through March 31, 2014	5.75 to 1.00
June 30, 2014 and December 31, 2014	5.25 to 1.00
March 31, 2015 through December 31, 2015	4.75 to 1.00
March 31, 2016 and thereafter	4.25 to 1.00

III.	AMENDMENTS TO THE PLEDGE AGREEMENT.

Effective from the effective date of the redomiciliation of the Pledgor from Liberia to Gibraltar, each reference in the Pledge Agreement to the Pledgor’s being incorporated under the laws of Liberia shall be deemed to be a reference to the Pledgor’s being incorporated under the laws of Gibraltar.

IV.	MISCELLANEOUS PROVISIONS.

1. In order to induce the Lenders to enter into this Second Amendment, the Borrower hereby represents and warrants that (i) no Default or Event of Default exists as of the Second Amendment Effective Date (as defined herein) before (other than the Waived Defaults) or after giving effect to this Second Amendment and (ii) all of the representations and warranties contained in the Credit Agreement and in each of the other Credit Documents are true and correct in all material respects on the Second Amendment Effective Date both before (except for those representations and warranties that are the subject of the Waived Defaults) and after giving effect to this Second Amendment, with the same effect as though such representations and warranties had been made on and as of the Second Amendment Effective Date, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct in all respects on and as of such date (it being understood that any representation or warranty that by its terms is made as of a specific date shall be true and correct in all material respects as of such specific date, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct, only as of such specified date).

2. This Second Amendment is limited precisely as written and shall not be deemed to (i) be a waiver of or a consent to the modification of or deviation from any other term or condition of the Credit Agreement or the other Credit Documents or any of the other instruments or agreements referred to therein, or (ii) prejudice any right or rights which any of the Lenders or the Administrative Agent now have or may have in the future under or in connection with the Credit Agreement, as amended hereby, the other Credit Documents or any of the other instruments or agreements referred to therein. Each of the Borrower, the Pledgor and the Issuer confirm and agree that the Credit Agreement and each of the Security Documents to which it is a party is and shall continue to be in full force and effect and is ratified and confirmed in all respects, except that, on and after the Second Amendment Effective Date each reference in the Credit Agreement and the other Security Documents to “the Credit Agreement,”

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“thereunder,” “thereof,” “therein” or any other expression of like import referring to the Credit Agreement shall mean and be a reference to the Credit Agreement as amended by this Second Amendment. The Administrative Agent, the Pari Passu Collateral Agent, the Issuing Lenders and the Lenders expressly reserve all their rights and remedies except as expressly set forth in this Second Amendment.

3. This Second Amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which counterparts when executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Second Amendment by facsimile or other electronic means shall be effective as delivery of a manually executed counterpart of this Amendment.

4. THIS SECOND AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

5. Each of the parties hereto hereby irrevocably and unconditionally submits to the exclusive jurisdiction and venue of the United States District Court for the Southern District of New York and of any New York State court sitting in New York County, Borough of Manhattan, and any appellate court from any such federal or state court, for purposes of all suits, actions or legal proceedings arising out of or relating to this Second Amendment and the Credit Agreement or the transactions contemplated hereby or thereby. Each of the parties hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. EACH OF THE BORROWER, THE ADMINISTRATIVE AGENT AND THE LENDERS PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SECOND AMENDMENT, THE CREDIT AGREEMENT OR THE ACTIONS OF THE ADMINISTRATIVE AGENT OR ANY LENDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT THEREOF.

6. This Second Amendment shall become effective on the date (the “Second Amendment Effective Date”) when (i) the Borrower, the Pledgor, the Issuer and the Required Lenders shall have signed a counterpart hereof (whether the same or different counterparts) and shall have delivered (including by way of facsimile or other electronic transmission) the same to the Administrative Agent, (ii) each Subsidiary Guarantor shall have signed a counterpart of the acknowledgment attached to this Second Amendment (whether the same or different counterparts) and shall have delivered (including by way of facsimile or other electronic transmission) the same to the Administrative Agent and (iii) the Borrower shall have paid to the Administrative Agent all reasonable out-of-pocket costs and expenses in connection with the Second Amendment (including, without limitation, the reasonable fees and expenses of Baker Botts L.L.P.).

7. This Second Amendment is a Credit Document for the purposes of the Credit Agreement and the other Credit Documents. From and after the Second Amendment Effective Date, all references in the Credit Agreement and each of the other Credit Documents to the Credit Agreement shall be deemed to be references to the Credit Agreement, as amended hereby, and all references in the Pledge Agreement to the Pledge Agreement shall be deemed to be reference to the Pledge Agreement, as amended hereby.

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IN WITNESS WHEREOF, the parties hereto have caused their duly authorized officers to execute and deliver this Second Amendment as of the date first above written.

PACIFIC DRILLING S.A.

By:	/s/ Christian J. Beckett
Name: Christian J. Beckett
Title: Chief Executive Officer

Signature page to Second Amendment to Credit Agreement

Solely for purposes of Section III:

PACIFIC SANTA ANA (GIBRALTAR) LIMITED

By:	/s/ Christian J. Beckett
Name: Christian J. Beckett
Title: Director

PACIFIC SANTA ANA S.Á.R.L.

By:	/s/ J. P. Boots
Name: J. P. Boots
Title: Manager

Signature page to Second Amendment to Credit Agreement

Each of the undersigned, as Subsidiary Guarantors under the U.S. Subsidiary Guaranty dated as of June 3, 2013 (as amended, restated, supplemented or otherwise modified, the “Guaranty”), and as debtors, mortgagors, and/or grantors under the Security Documents, hereby (a) consents to this Second Amendment, and (b) confirms and agrees that the Guaranty and each of the Security Documents to which it is a party is and shall continue to be in full force and effect and is ratified and confirmed in all respects, except that, on and after the Second Amendment Effective Date each reference in the Guaranty and the other Security Documents to “the Credit Agreement,” “thereunder,” “thereof,” “therein” or any other expression of like import referring to the Credit Agreement shall mean and be a reference to the Credit Agreement as amended by this Second Amendment.

PACIFIC BORA LTD.

By:	/s/ Christian J. Beckett
Name: Christian J. Beckett
Title: President

PACIFIC MISTRAL LTD.

By:	/s/ Christian J. Beckett
Name: Christian J. Beckett
Title: President

PACIFIC SCIROCCO LTD.

By:	/s/ Christian J. Beckett
Name: Christian J. Beckett
Title: President

PACIFIC SANTA ANA S.Á.R.L.

By:	/s/ John Boots
Name: John Boots
Title: Manager

PACIFIC DRILLING LIMITED

By:	/s/ Christian J. Beckett
Name: Christian J. Beckett
Title: President

Signature page to Second Amendment to Credit Agreement

PACIFIC INTERNATIONAL DRILLING WEST AFRICA LIMITED

By:	/s/ Dick Verhaagen
Name: Dick Verhaagen
Title: Director

PACIFIC SANTA ANA (GIBRALTAR) LIMITED

By:	/s/ Christian J. Beckett
Name: Christian J. Beckett
Title: Director

PACIFIC DRILLSHIP S.Á.R.L.

By:	/s/ Christian J. Beckett
Name: Christian J. Beckett
Title: Manager

PACIFIC DRILLING, INC.

By:	/s/ Christian J. Beckett
Name: Christian J. Beckett
Title: President

Signature page to Second Amendment to Credit Agreement

SIGNATURE PAGE TO THE SECOND AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

CITIBANK, N.A., as Administrative Agent, Issuing Lender and Lender

By:	/s/ Robert Malleck
Name: Robert Malleck
Title: Managing Director Global Energy Global Banking 388 Greenwich Street 4th FI Tel: 212-816-5435 Fax: 646-291-1688

Signature page to Second Amendment to Credit Agreement

SIGNATURE PAGE TO THE SECOND AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

ABN AMRO Capital USA LLC

By:	/s/ Urvashi Zutshi
Name: Urvashi Zutshi
Title: Managing Director

For institutions requiring a second signature block:

By:	/s/ P. Veefhinol
Name: P. Veefhinol
Title: VP

Signature page to Second Amendment to Credit Agreement

SIGNATURE PAGE TO THE SECOND AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

CREDIT AGRICOLE CORPORATE & INVESTMENT BANK, as Lender

By:	/s/ Jerome Duval
Name: Jerome Duval
Title: Attorney-In-Fact

For institutions requiring a second signature block:

By:	/s/ Michael Choina
Name: Michael Choina
Title: Attorney-In-Fact

Signature page to Second Amendment to Credit Agreement

SIGNATURE PAGE TO THE SECOND AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

ING Capital LLC

By:	/s/ Tanja van der Woude /s/ Richard Ennis
Name: Tanja van der Woude Richard Ennis
Title: Director Managing Director

For institutions requiring a second signature block:

By:
Name:
Title:

Signature page to Second Amendment to Credit Agreement

SIGNATURE PAGE TO THE SECOND AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

NIBC Bank N.V.

By:	/s/ Saskia Hovers
Name: Saskia Hovers
Title: Managing Director

For institutions requiring a second signature block:

By:	/s/ Jeroen van der Putten
Name: Jeroen van der Putten
Title: Director

Signature page to Second Amendment to Credit Agreement

SIGNATURE PAGE TO THE SECOND AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

Skandinaviska Enskilda Banken AB (publ)

By:	/s/ Erling Amundsen
Name: Erling Amundsen
Title:

For institutions requiring a second signature block:

By:	/s/ Per Olav Bucher-Johannessen
Name: Per Olav Bucher-Johannessen
Title:

Signature page to Second Amendment to Credit Agreement

SIGNATURE PAGE TO THE SECOND AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

STANDARD CHARTERED BANK, as Issuing Lender and Lender

By:	/s/ Juan P. Vallejo
Name: Juan P. Vallejo
Title: Director

By:	/s/ Stephen Hackett
Name: Stephen Hackett
Title: Regional Head Americas, Structured Finance

Signature page to Second Amendment to Credit Agreement

SIGNATURE PAGE TO THE SECOND AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

THE BANK OF NOVA SCOTIA

By:	/s/ John Frazell
Name: John Frazell
Title: Director

Signature page to Second Amendment to Credit Agreement

SIGNATURE PAGE TO THE SECOND AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

GOLDMAN SACHS BANK USA

By:	/s/ Ashwin Ramakrishna
Name: Ashwin Ramakrishna
Title: Authorized Signatory

For institutions requiring a second signature block:

By:
Name:
Title:

Signature page to Second Amendment to Credit Agreement

SIGNATURE PAGE TO THE SECOND AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

DEUTSCHE BANK AG NEW YORK BRANCH, as Lender

By:	/s/ Lisa Wong
Name: Lisa Wong
Title: Vice President

For institutions requiring a second signature block:

By:	/s/ Marcus M. Tarkington
Name: Marcus M. Tarkington
Title: Director

Signature page to Second Amendment to Credit Agreement

SIGNATURE PAGE TO THE SECOND AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

Barclays Bank PLC

By:	/s/ May Huang
Name: May Huang
Title: Assistant Vice President

Signature page to Second Amendment to Credit Agreement

SIGNATURE PAGE TO THE SECOND AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

CREDIT INDUSTRIEL ET COMMERCIAL as Lender

By:	/s/ Andrew McKuin
Name: Andrew McKuin
Title: Vice President

By:	/s/ Adrienne Molloy
Name: Adrienne Molloy
Title: Vice President

Signature page to Second Amendment to Credit Agreement